August 29, 2018

Bin Wang
Chief Executive Officer
Alberton Acquisition Corporation
Room 1001, 10/F, Capital Center
151 Gloucester Road, Wanchai, Hong Kong

       Re: Alberton Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted August 6, 2018
           CIK No. 0001748621

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted August 6, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Bin Wang
FirstName LastNameBin Wang
Alberton Acquisition Corporation
Comapany NameAlberton Acquisition Corporation
August 29, 2018
August 29, 2018 Page 2
Page 2
FirstName LastName
Prospectus Cover Page, page 1

2. Please revise the third paragraph to clearly explain the reference to Class B ordinary shares. We note that the initial public offering and the concurrent private placement involve units comprised of Class A ordinary shares.
Effecting a Business Combination, page 4

3. We note the disclosure that NASDAQ rules require that your business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from NASDAQ.
The Offering, page 6

4. We note your disclosure on page 29 that your initial shareholders have agreed to vote their founder shares and any public shares held by them in favor of any proposed initial business combination. Please disclose in the Summary and in the Proposed Business sections the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.
Principal Shareholders, page 75

5.       Please clearly disclose the control person for Hong Ye Hong Kong
Shareholding.
Description of Securities, page 80

6. Please revise the discussion of the units to also discuss the private placement units, which are comprised of one Class A ordinary share and one warrant. In addition, please reconcile the statement on page 81 that the initial shareholders will own 20% of your issued and outstanding shares after this offering with the beneficial ownership table, which reflects an ownership of 22.9% after this offering. Please revise similar disclosure throughout the prospectus.
Report of Independent Registered Public Accounting Firm, page F-2

7. Please include a signed audit report in your next amendment that refers to the correct financial statement period throughout the report. Refer to Rule 2-02 of Regulation S-X.
Exhibits

8. Please file as an exhibit the written agreement with Hong Ye referenced on page 15.
 Bin Wang
Alberton Acquisition Corporation
August 29, 2018
Page 3

        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Accounting Branch
Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell, Special
Counsel, at (202) 551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameBin Wang
                                                           Division of
Corporation Finance
Comapany NameAlberton Acquisition Corporation
                                                           Office of Beverages,
Apparel and
August 29, 2018 Page 3                                     Mining
FirstName LastName